As filed with the Securities and Exchange Commission on January 23, 2007

Securities Act File No. 333-52372
Investment Company Act File No. 811-09229

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)
(Amendment No. 1)

BlackRock Senior Floating Rate Fund II, Inc.
(Name of Issuer)

BlackRock Senior Floating Rate Fund II, Inc.
(Names of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share
(Title of Class of Securities)

59021M 10 2
(CUSIP Number of Class of Securities)

Robert C. Doll, Jr.
BlackRock Senior Floating Rate Fund II, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536
(609) 282-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Thomas R. Smith, Jr., Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, Delaware 19809

November 13, 2006
(Date Tender Offer First Published
Sent or Given to Security Holders)

        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of BlackRock Senior Floating Rate Fund II, Inc. (the “Fund”) relating to an offer to purchase (the “Offer”) up to 7,500,000 of the Fund’s shares of common stock, par value $0.10 per share (the “Shares”), as originally filed with the Securities and Exchange Commission on November 13, 2006, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

        The Offer terminated at 4:00 P.M., Eastern time, on December 12, 2006 (the “Expiration Date”). Pursuant to the Offer, 3,679,624.603 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.66 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $35,545,173.66.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK SENIOR FLOATING RATE FUND II, INC.

January 23, 2007	By:	/s/ Donald C. Burke
(Donald C. Burke, Vice President and Treasurer)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTER SENIOR FLOATING RATE TRUST

January 23, 2007	By:	/s/ Donald C. Burke
(Donald C. Burke, Vice President and Treasurer)